

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

<u>Via E-mail</u>
Gregory N. Roberts
Chief Executive Officer and Director
A-Mark Precious Metals, Inc.
429 Santa Monica Blvd., Suite 230
Santa Monica, CA 90401

>   **Re: A-Mark Precious Metals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 12, 2013**
>   **File No. 333-192260**
>   **Spectrum Group International, Inc.**
>   **Annual Report on Form 10-K for Fiscal Year Ended June 30, 2013**
>   **Filed October 15, 2013**
>   **Amendment No. 1 to Annual Report on Form 10-K for Fiscal Year Ended June 30, 2013**
>   **Filed October 28, 2013**
>   **File No. 001-11988**

Dear Mr. Roberts:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

A-Mark Precious Metals, Inc.

Registration Statement on Form S-1 filed November 12, 2013

General

1. Considering you are registering the distribution of shares being issued in the spinoff, please revise your registration statement to identify your parent as an underwriter and name them as a selling shareholder, pursuant to Item 507 of Regulation S-K. If you do not believe this is necessary, please tell us why.

Summary of the Spinoff, page 9

2. You seem to have set the ratio of the stock to be issued in the spin-off on your registration statement facing page in the fee table but otherwise have left the ratio information blank. When you know this information, please also explain how you determined the ratio you arrive at.

Conditions to the Spinoff, page 10

3. Please indicate here, as you do elsewhere, that these conditions are waivable by the SGI board of directors.

Risk Factors, page 11

4. Please revise to provide a summary of the risk factors disclosed elsewhere.

Risk Factors, page 16

Our business is heavily dependent on our credit facility, page 16

5. With a view to putting this risk in context, please revise the risk factor to quantify the amount of debt available and outstanding under the Trading Credit Facility. Please also quantify the interest rate and how fluctuations in the interest rate impact you.

Our board and management will likely beneficially own a sizable percentage of your common stock, page 24

6. Please clarify your references to the ability of the board of directors to exert substantial influence over matters considering your statements elsewhere that your board will be comprised of independent members, outside of Mr. Roberts.

The Spinoff, page 27

Deregistration of SGI Common Stock, page 29

7. We note your disclosure that SGI has filed a Schedule 13E-3 with the SEC. Please tell us
    when SGI intends to file a Schedule 13E-3 as it does not appear to have been filed.

Dividend Policy, page 34

8. We note your indication here that you have made no determination regarding your policy on
    the payment of dividends. Please disclose whether or not you or Spectrum has paid
    dividends before and how you determined the amount of such dividends.

9. We note your indication that your credit facility has certain restrictive financial covenants
    that require you to maintain a minimum tangible net worth (as defined) of $25 million. To
    give readers appropriate context, disclose whether you would fail to meet the terms of this
    covenant if you were to pay out dividends now.

Management's Discussion and Analysis, page 37

10. Please include a more detailed discussion of your financial condition, changes in financial
    condition and results of operations for the applicable periods. For example, include a more
    detailed explanation of the significant decrease in revenues in fiscal 2013. Please also
    provide further insight into the number of new contracts and partnerships you disclose. See
    Item 303(a) of Regulation S-K.

The Spinoff, page 38

11. Please revise your disclosure to explain how you allocated the expenses associated with
    Spectrum International Group's corporate function and why you believe the assumptions
    underlying the allocation of expenses are reasonable, as we believe this provides valuable
    information to your investors.

Results of Operations, page 39

12. Revise your results of operations as appropriate to provide insight into how your trading
    operations have historically performed. In this regard, we note you maintain trading
    operations to hedge against underlying movements in commodity prices of your inventory.
    We also note you do not apply hedge accounting pursuant to ASC 815 and therefore
    unrealized gains and losses related to your hedging and trading activity expose you to
    earnings volatility. We believe this would assist your investors in better assessing the
    likelihood that past results are indicative of future results.

Revenues, page 40

13. In an appropriate place in this discussion and with a view to understanding the consistency of your revenues, please provide a breakdown between the various manners in which you generate revenues, as described on page 48. For example, it appears that you generate revenue from the sales of metals and from related services, such as financing and storage, however, it is not clear whether any of these manners of generating revenues are more consistently offered and/or more profitable than others.

14. We note from your disclosure on page 49 that you divide your customers into two main categories: Industrial and Coin and Bar. With a view towards transparency please tell us how you considered providing further analysis of your revenues by customer class.

Provision for Income Taxes, page 41

15. Tell us and disclose the nature of the uncertain tax position you recorded which increased your effective tax rate in fiscal 2012.

Business, page 48

16. In an appropriate place in your disclosure, please revise to provide disclosure consistent with Item 101(c)(vii) of Regulation S-K. We note that you provide this information on page F-9, however, this information or a cross-reference should also be provided here and you should ensure that you comply with the regulation by, for example, identifying the customers.

17. Please update your prospectus to reflect the status of the proprietary trading platform that you have under development and expect to have completed in late-2013.

2013 Stock Award and Incentive Plan, page 70

18. You state that the summary in this section is qualified in its entirety by reference to the text of the 2011 Plan. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Certain Relationships and Related Party Transactions, page 77

19. Please tell us why the related party transactions disclosed on pages F-26 and F-27 of your financial statements have not been disclosed here or revise to include such information.

Description of Our Capital Stock, page 79

Description of Capital Stock, page 80

Common Stock, page 80

20. We note your statement that "All of the outstanding shares of our common stock are, and the shares issuable upon exercise of outstanding options will be, when issued, fully paid and nonassessable." It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

Consolidated Financial Statements, page F-1

General

21. Please update the financial statements and related disclosures throughout your filing for the latest interim period. Refer to Rule 3-12 of Regulation S-X.

22. We note that one of your subsidiaries is located in Austria. Please explain whether the books of this subsidiary are kept in US GAAP, and if not, explain where in your financial statements you have presented foreign currency translation adjustments.

Note 2. Summary of Significant Accounting Policies, page F-8

Basis of Presentation and Principles of Consolidation, page F-8

23. Please refer to the first paragraph under this heading. You state that you operate in one segment. However, based on disclosures elsewhere in your filing, it appears that you classify your customers into two categories, Industrial and Coin and Bar, and it appears that you provide several different types of products and services to your customers. To assist us in better understanding how you reached the conclusion that you have one segment, please describe to us in reasonable detail the level of discrete financial information that is regularly provided to your Chief Operating Decision Maker. Based on the discrete financial information provided, explain whether you concluded that you have a single operating segment or whether you have aggregated multiple operating segments into a single reportable segment. Refer to ASC 280-10-50.

24. Please refer to the second paragraph under this heading. We note your disclosure concerning allocations for inter-company shared service expense. With reference to SAB Topic 1:B, please respond to the following comments:

- Please confirm that expenses incurred by SGI that were clearly applicable to A-Mark have been reflected in your statements of income at SGI's actual cost.

- For allocated costs, please explain to us in more detail how you determined market costs for these services.

- Please also explain in more detail the allocation methods that you applied other than usage and how you determined that these allocation methods were appropriate.

- Please tell us how stock compensation expense was allocated.

- Please revise your disclosure to provide management's assertion that the allocation methods used are reasonable.

Inventories, page F-10

25. We note your disclosure concerning inventories and have the following comments:

- You indicate that inventories are stated at published market values plus purchase premiums paid by you on acquisition of the metal. Please explain to us whether you follow the guidance in ASC 330-10-35-15, and if so, better explain how this represents the fixed monetary value of your inventories.

- Please explain to us the difference between the $1.8 million premium included in inventory at June 30, 2013 and the $0.9 million difference between market value and cost of physical inventories at June 30, 2013.

- You state that inventory hedging transactions are reflected as net (gain) loss on derivative instruments in the consolidated statements of income. Since this is not a separate line item on your statements of income, please revise to disclose the line item on your statements of income in which these hedging transactions are classified.

- Please revise your accounting policy to clarify your cost flow assumptions. In this regard, it is unclear from your current disclosure whether you use specific identification, average cost, or other methods.

- It appears from your disclosure on page F-11 that the underlying restricted inventory related to your sale-repurchase agreements is classified as inventory on your consolidated balance sheets. If so, then explain your accounting basis for doing so and cite for us the GAAP literature you are applying. In this regard, tell us why the inventory would not otherwise be separately classified as pledged to creditors.

Revenue Recognition, page F-15

26. Based on your disclosure here and elsewhere in your filing, it appears that you provide your customers with several different types of products and services. Please tell us how you separately considered the guidance in:

- Rule 5-03 concerning disaggregation of revenues and cost of sales for products versus services; and

- ASC 280-10-50-40.

Note 12. Commitments and Contingencies, page F-30

Litigation, Claims and Contingencies, page F-30

27. It appears from your disclosure on page 26 that SGI could be exposed to substantial monetary damages related to the Spanish judicial proceedings you disclose. Explain to us and disclose if such proceedings could ultimately affect A-Mark Precious Metals, Inc. In this regard, tell us how you considered the guidance in ASC 450-20-50-4 which requires a company to disclose the amount or range of reasonably possible loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. As part of your response, tell us whether you consider this contingency to be remote, reasonably possible, or probable, and explain how you reached your conclusion.

Signatures, page 99

28. We note that you have not identified any of your signatories as your principal accounting officer or controller. We refer you to Instruction 1 to the section of Form S-1 titled "Signatures." Please amend your registration statement to include all required signatures.

Outside Back Cover Page of the Prospectus

29. Please include the disclosure required by Item 502(b) of Regulation S-K.

Spectrum Group International, Inc.

Annual Report on Form 10-K for Fiscal Year Ended June 30, 2013

Financial Condition, Liquidity and Capital Resources, page 25

Lines of Credit, page 26

30. With a view to improving future disclosure, please describe whether your available capacity under your credit facilities is sufficient to meet your working capital requirements and for how long. In this regard, we note your disclosure that amounts available for borrowing under the Collectibles Credit Facility as of June 30, 2013 were zero. Please also explain the factors that have caused a reduction in the amount available for borrowing under the credit facility to zero and whether you expect this trend to continue with regard to your other credit

facilities. In this regard, we note that your Trading and Collectibles segments utilize their lines of credit extensively for working capital requirements. Refer to Item 303(a)(1) of Regulation S-K.

Signatures, page 41

31. We note that you have not identified any of your signatories as your principal accounting officer or controller. We refer you to General Instruction D(2)(a) of Form 10-K. Please confirm whether the individual currently acting in one of those capacities has signed this annual report. If so, please ensure that he or she is properly identified in all future annual reports. We issue this same comment in regard to your Annual Report on Form 10-K/A for Fiscal Year Ended June 30, 2013.

Annual Report on Form 10-K/A for Fiscal Year Ended June 30, 2013

Item 11. Executive Compensation, page 6

32. We note that the bonuses for fiscal 2013 that were awarded to Messrs. Soth and Hamilton were primarily discretionary bonuses awarded by the Compensation Committee or Board of Directors based on its year-end assessment of the level of achievement of Company-wide and individual goals and performance. With a view to improving future disclosure, please explain what factors the Compensation Committee or Board of Directors considered in its determination of the achievement of Company-wide and individual goals and performance and the relative weight given to each.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Abbe Dienstag
        Kramer Levin Naftalis & Frankel LLP